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                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration No. 333-5223


                      SUPPLEMENT DATED FEBRUARY 28, 1997
                   TO THE PROSPECTUS DATED AUGUST 16, 1996


                              HEALTHSOURCE, INC.

                                 $247,250,000


                  5% CONVERTIBLE SUBORDINATED NOTES DUE 2003


        The following information amends and supplements the information in the Prospectus (the "Prospectus") dated August 16, 1996 of Healthsource, Inc. (the "Company"). This Supplement should be read in conjunction with the Prospectus.


                             RECENT DEVELOPMENTS


FOURTH QUARTER AND 1996 EARNINGS

        On February 28, 1997, the Company announced the results of its operations for the fourth quarter and year end period ended December 31, 1996. Earnings per share for the fourth quarter of 1996 were $.05 before the effect of a non-recurring charge of $0.40 per share, or $40.4 million, related to costs of enhancing its provider arrangements and costs related to a restructuring of operations. After non-recurring charges, the Company reported a net loss of $0.35 per share, or $22.6 million, for the quarter.

        Earnings per share for the twelve month period ended December 31, 1996 were $0.45 before the effect of non-recurring charges of $0.53, or $53.4 million. Including the effect of these non-recurring charges, the Company recognized a loss of $0.08, or $3.9 million, for the year.

MERGER AGREEMENT WITH CIGNA

        On February 28, 1997, the Company also announced the signing of a definitive merger agreement (the "Merger Agreement") with CIGNA Corporation ("CIGNA") under which CIGNA has agreed to acquire the Company. Pursuant to the Merger Agreement, CIGNA will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock at a price of $21.75 per share in cash. Following consummation of the Tender Offer, the Company will merge with a subsidiary of CIGNA and all remaining Company shareholders, other than those which validly exercise dissenters' rights, will receive the same per share price.

        The Tender Offer is subject to various conditions, including among others the tender of at least a majority of the Company's outstanding shares and receipt of various regulatory approvals. The Company has agreed to redeem the rights issued under the
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Rights Agreement dated as of July 29, 1996 prior to the consummation of the
Tender Offer. For a description of the Rights Agreement, see "DESCRIPTION OF CAPITAL STOCK -- COMMON STOCK" in the Prospectus.

        If CIGNA accepts for payment greater than 50% of the outstanding shares of common stock of the Company which may be tendered in the Tender Offer, then each holder of the Company's 5% Convertible Subordinated Notes Due 2003 (the "Notes") will have the right pursuant to the terms of the Notes to require that the Company repurchase such holder's Notes in whole or in part in integral multiples of $1,000 at a purchase price in cash in an amount equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest thereon, if any, to the date on which the Notes are accepted for payment by the Company. See "DESCRIPTION OF THE NOTES - CHANGE OF CONTROL" in the Prospectus. Under the terms of the Merger Agreement, CIGNA has agreed to contribute to the Company the cash necessary to repurchase all such Notes for which repurchase is sought by the holders thereof.